Exhibit 99.1

SEPTEMBER 4, 2014

ALGONQUIN POWER & UTILITIES CORP.

BOUGHT TREASURY OFFERING OF COMMON SHARES

TERM SHEET

A FINAL BASE SHELF PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A COPY OF THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT TO THE FINAL BASE SHELF PROSPECTUS AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED, IS REQUIRED TO BE DELIVERED WITH THIS DOCUMENT. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

ISSUER:	Algonquin Power & Utilities Corp. (the “Company”).

ISSUE:	Treasury offering of 16,860,000 common shares (the “Common Shares”).

ISSUE AMOUNT:	$150,054,000, prior to the Over-Allotment Option.

OVER-ALLOTMENT OPTION:	The Company has granted the underwriters an option, exercisable at the Issue Price for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the Issue to cover over-allotments, if any.

ISSUE PRICE:	$8.90 per Common Share.

CONCURRENT OFFERING:	Emera Inc. has agreed to subscribe for 7,865,170 subscription receipts of the Company on a private placement basis in connection with a construction stage 200 MW wind power project in the United States. Total construction cost of the wind power project is approximately $315 million. The subscription receipts will be priced at the Issue Price and the private placement will close within the timeframe specified in the conditional approval letter from the Toronto Stock Exchange (“TSX”) with respect to the private placement.

USE OF PROCEEDS:	Net proceeds of the Issue will be used to partially finance certain of the Company’s previously disclosed growth opportunities, reduce amounts outstanding on the credit facilities of the Company and/or its subsidiary entities and for general corporate purposes.

LISTING:	The Common Shares will be listed on the TSX under the symbol “AQN”.

FORM OF OFFERING:	Public offering by way of a supplement to the Company’s existing base shelf prospectus dated February 18, 2014 to be filed in all provinces of Canada. Offered in the United States on a private placement basis via 144A and internationally pursuant to applicable private placement exemptions. A copy of the supplement and short form base shelf prospectus will be available at www.sedar.com.

FORM OF UNDERWRITING:	“Bought deal” basis, subject to the formation of a mutually agreed underwriting syndicate and conventional termination provisions to be included in a definitive underwriting agreement.

ELIGIBILITY FOR INVESTMENT:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

BOOKRUNNERS:	CIBC and TD Securities Inc.

UNDERWRITING FEE:	4.0%.

CLOSING DATE:	September 16, 2014.